## Contact

www.linkedin.com/in/david-vanhimbergen-9680087 (LinkedIn)

## Top Skills

Brand Equity
Consumer Products
Marketing

# David VanHimbergen

CEO at Reel Paper
Greater Chicago Area

## Summary

Veteran brand-builder and entrepreneur leading businesses and multi-functional teams to innovate and face new realities.  Years of experience in consumer products & retail industry mastering strategic planning, lean startup innovation, brand architecture, and business analysis to prepare for general management & leadership positions.

Interested in corporate board and advisory positions.

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## Experience

### Reel

2 years 10 months

**Chief Executive Officer**
May 2023 - Present (6 months)
Greater Chicago Area

**President & General Manager**
January 2021 - May 2023 (2 years 5 months)
Chicago, Illinois, United States

### Lever VC

**Advisor**
July 2019 - Present (4 years 4 months)
Chicago, Illinois, United States

### Green Park Brands

3 years 6 months

**Operating Partner**
May 2020 - Present (3 years 6 months)
Santa Monica, California, United States

**Chief Operating Officer**
May 2020 - January 2021 (9 months)

Chicago, Illinois, United States

CO Chocolate
COO
May 2020 - November 2020 (7 months)
Chicago, Illinois, United States

EcoDirect Laundry & Cleaners
CEO
September 2019 - May 2020 (9 months)
Chicago, Illinois

Sun Spin Advisors, LLC
Principal
April 2019 - May 2020 (1 year 2 months)
Chicago, Illinois

The Kraft Heinz Company
Head of Springboard
September 2018 - April 2019 (8 months)
Chicago, Illinois

Springboard Brands
General Manager
September 2018 - April 2019 (8 months)
Greater Chicago Area

Tide Spin
CEO / co-founder
July 2015 - September 2018 (3 years 3 months)
Chicago

Procter & Gamble
18 years 4 months

CEO / co-founder Tide Spin
July 2015 - September 2018 (3 years 3 months)
Greater Chicago Area

Senior Brand Manager, Global Tide/Ariel Laundry Front-End Innovation (FEI)
June 2014 - July 2015 (1 year 2 months)
Cincinnati Area, KY

### Brand Manager, Target Customer Team Fabric/Home/Pet Care
July 2012 - June 2014 (2 years)
Greater Minneapolis-St. Paul Area

### Crest Toothpaste - N. America - Assistant Brand Manager
August 2010 - July 2012 (2 years)

### Assistant Brand Manager - Oral-B Toothbrushes
April 2008 - August 2010 (2 years 5 months)

### Marketing Analyst - Oral Care
April 2006 - March 2008 (2 years)

Lead Marketing Analyst for Global and North America Oral-B Toothbrushes

### Marketing Analyst - Fabric Care
April 2004 - April 2006 (2 years 1 month)

Lead Marketing Analyst for North American Fabric Care business.

### Global Marketing Analyst
April 2002 - April 2004 (2 years 1 month)

### Systems Analyst
June 2000 - April 2002 (1 year 11 months)

## Education

### University of Illinois Urbana-Champaign
Bachelor of Science (B.S.), Management Information Systems,
General · (1996 - 2000)